UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

9 April, 2013

Commission File Number: 000-54641
_____________________________________________________________________________________
MODERN TIMES GROUP MTG AB (publ)
(Translation of registrant’s name into English)

Skeppsbron 18, P.O. Box 2094, SE-103 13, Stockholm, Sweden
(Address of principal executive offices)
_____________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F _X_   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No _X_

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_Not Applicable_

Index

Item
1.	Press Release “MTG Nomination Committee proposals regarding election of Board of Directors” dated April 9, 2013
2.	Press Release “Modern Times Group Annual Report 2012” dated April 9, 2013
3.	Press Release “Notice to Attend the Annual General Meeting” dated April 9, 2013

Item 1

9 April 2013

MTG Nomination Committee proposals regarding election of Board of Directors

In advance of the Modern Times Group MTG AB (publ.) (“MTG” or “the Group”) Annual General Meeting of shareholders (‘AGM’) to be held on Tuesday 14 May 2013, the MTG Nomination Committee, which comprises representatives of the largest MTG shareholders, proposes the re-election of David Chance, Mia Brunell Livfors, Blake Chandlee, Simon Duffy, Lorenzo Grabau and Alexander Izosimov as non-executive Board Directors, and the election of Michelle Guthrie as a new non-executive Board Director. The Nomination Committee also proposes the re-election of David Chance as Chairman of the Board of Directors. Cristina Stenbeck and Michael Lynton have declined re-election as non-executive Board Directors.

Michelle Guthrie has 20 years’ experience in the media and entertainment industry. Her current role is Google’s Managing Director, Partner Business Solutions for Japan and Asia Pacific, with responsibility for managing Google’s partner monetisation activities across the region. Michelle was previously a Managing Director for the Hong Kong office of global private equity firm Providence Equity between 2007 and 2009, and was a Senior Advisor there between 2009 and 2010. She was the Chief Executive Officer of STAR Group Limited, a wholly-owned subsidiary of News Corporation, which is Asia’s leading media and entertainment company based in Hong Kong. Michelle also worked in legal and business development roles for FOXTEL in Sydney and News International / BSkyB in London.

Michelle has served on the Boards of a number of companies, including NASDAQ-listed technology company VeriSign, Inc. and various STAR joint venture companies including Balaji, ESPN STAR Sports, Hathway, China Network Systems, ANTV and Tata Sky. Michelle is a graduate of Sydney University in Australia.

Cristina Stenbeck and Michael Lynton have notified the Nomination Committee of their intention not to seek re-election as Directors at this year’s AGM. Cristina Stenbeck joined the Board as a non-Executive Director in 2003 and is Chairman of the MTG Nomination Committee. Michael Lynton joined the Board as a non-Executive Director in 2009 and is a member of the Board of Directors’ Audit Committee. It is intended that Michael Lynton be appointed as a senior adviser to the Board of Directors following the AGM.

Nomination Committee Chairman Cristina Stenbeck commented: “The Nomination Committee’s work is all about identifying and attracting the most professional, experienced, and relevant individuals, who can add value to the work of the Board from a number of critical perspectives. MTG is one of Europe’s leading international entertainment companies and operates across four continents. The Nomination Committee believes that the election of Michelle Guthrie will further strengthen what is already a highly qualified, knowledgeable and skilled Board, as the Group seeks further growth and expansion opportunities in its target territories and businesses.”

“The Nomination Committee would like to thank Michael Lynton for his contribution to the development of MTG over the last 4 years, and is pleased that he will remain involved in the work of the Board through his future senior advisory role.”

“Personally, I have decided not to seek re-election to the MTG Board. I will focus my efforts on my role as Chairman of Kinnevik and the further development and expansion of Kinnevik’s core holdings and new high growth ventures. Kinnevik is MTG’s largest shareholder and is well represented on the Board of MTG. I do intend to continue to represent Kinnevik in the work of the Nomination Committee, should the AGM resolve to form the committee as proposed.”

The Nomination Committee comprises Cristina Stenbeck, Investment AB Kinnevik; Thomas Ehlin, Nordea Investment Funds; Johan Ståhl, Lannebo Fonder; and Björn Lind, AMF Försäkring och Fonder, together representing more than 55% of the votes in MTG.

***

For further information, please visit www.mtg.se or contact:

Cristina Stenbeck, Chairman of the Nomination Committee
Tel:             +46 (0) 8 562 000 0

Matthew Hooper, Executive Vice President of Corporate Communications
Tel:                                 +44 (0) 7768 440 414
Email:                             investor.relations@mtg.se / press@mtg.se

Modern Times Group (MTG) is an international entertainment broadcasting group with operations that span four continents and include free-TV, pay-TV, radio and content production businesses. MTG’s Viasat Broadcasting operates free-TV and pay-TV channels, which are available on Viasat’s own satellite platforms and third party networks, and also distributes TV content over the internet. MTG is also the largest shareholder in CTC Media, which is Russia’s leading independent television broadcaster.

Modern Times Group is a growth company and generated net sales of SEK 13.3 billion in 2012. MTG’s Class A and B shares are listed on Nasdaq OMX Stockholm’s Large Cap index under the symbols ‘MTGA’ and ‘MTGB’.

The information in this announcement is that which Modern Times Group MTG AB is required to disclose under the Securities Market Act and/or the Financial Instruments Trading Act. It was released for publication at 08:00 CET on 9 April 2013.

Item 2
9 April 2013

Modern Times Group Annual Report 2012

Modern Times Group MTG AB (publ.) (‘MTG’ or ‘the Group’), the international entertainment broadcasting group, has published its Annual Report for 2012.

English and Swedish versions of the Annual Report are available on MTG’s homepage at www.mtg.se.

***

For further information, please visit www.mtg.se or contact:

Matthew Hooper, Executive Vice President of Corporate Communications
Tel:                                 +44 (0) 7768 440 414
Email:                             investor.relations@mtg.se / press@mtg.se

Modern Times Group (MTG) is an international entertainment broadcasting group with operations that span four continents and include free-TV, pay-TV, radio and content production businesses. MTG’s Viasat Broadcasting operates free-TV and pay-TV channels, which are available on Viasat’s own satellite platforms and third party networks, and also distributes TV content over the internet. MTG is also the largest shareholder in CTC Media, which is Russia’s leading independent television broadcaster.

Modern Times Group is a growth company and generated net sales of SEK 13.3 billion in 2012. MTG’s Class A and B shares are listed on Nasdaq OMX Stockholm’s Large Cap index under the symbols ‘MTGA’ and ‘MTGB’.

Item 3

NOTICE TO ATTEND THE ANNUAL GENERAL MEETING

The shareholders of Modern Times Group MTG AB (publ) are hereby invited to the Annual General Meeting on Tuesday 14 May 2013 at 10.00 a.m. CET at the Hotel Rival, Mariatorget 3 in Stockholm.

NOTIFICATION ETC.

Shareholders who wish to attend the Annual General Meeting shall

•	be entered in the share register maintained by Euroclear Sweden on Tuesday 7 May 2013,

•
give notice of their attendance no later than Tuesday 7 May 2013 at 1.00 p.m. CET. The notification may be submitted on the Company's website at www.mtg.se, by telephone to +46 (0) 771 246 400 or in writing to the address Modern Times Group MTG AB, c/o Computershare AB, P.O. Box 610, SE-182 16 Danderyd, Sweden.

The notification should state the name, personal identification number or company registration number, address, telephone number, shareholdings and advisors, if applicable. Shareholders whose shares are registered in the names of nominees must temporarily re-register the shares in their own name in order to be entitled to attend the Annual General Meeting. Shareholders who wish to make such re-registration must inform their nominees well before Tuesday 7 May 2013. Shareholders represented by proxy or a representative should submit a power of attorney, registration certificate or other documents of authority to MTG at the address above well before the Annual General Meeting, and preferably no later than Tuesday 7 May 2013. A template proxy form is available on the Company's website www.mtg.se. Shareholders cannot vote or, in other way, participate on distance.

PROPOSED AGENDA

1.	Opening of the Annual General Meeting.
2.	Election of Chairman of the Annual General Meeting.
3.	Preparation and approval of the voting list.
4.	Approval of the agenda.
5.	Election of one or two persons to check and verify the minutes.
6.	Determination of whether the Annual General Meeting has been duly convened.
7.	Remarks by the Chairman of the Board.
8.	Presentation by the Chief Executive Officer.
9.	Presentation of the Annual Report, the Auditors' Report and the consolidated financial statements and the Auditors' Report on the consolidated financial statements.
10.	Resolution on the adoption of the income statement and the Balance Sheet and of the consolidated income statement and the consolidated Balance Sheet.

11.	Resolution on the proposed treatment of the Company's earnings as stated in the adopted Balance Sheet.
12.	Resolution on the discharge of liability of the directors of the Board and the Chief Executive Officer.
13.	Determination of the number of directors of the Board.
14.	Determination of the remuneration to the directors of the Board and the auditor.
15.	Election of the directors of the Board and the Chairman of the Board.
16.	Approval of the procedure of the Nomination Committee.
17.	Resolution regarding guidelines for remuneration to the senior executives.
18.	Resolution regarding a long-term incentive programme 2013, including the following resolutions:

(a)	adoption of the long-term incentive programme; and
(b)	transfer of Class B shares to the participants.

19.	Resolution to authorise the Board of Directors to resolve on repurchase of own shares.
20.	Closing of the Annual General Meeting.

RESOLUTIONS PROPOSED BY THE NOMINATION COMMITTEE

Election of Chairman of the Annual General Meeting (item 2)

The Nomination Committee proposes that Wilhelm Lüning, member of the Swedish Bar Association, is elected to be the Chairman of the Annual General Meeting.

Determination of the number of directors of the Board and election of the directors of the Board and the Chairman of the Board (items 13 and 15)

The Nomination Committee proposes that the Board of Directors shall consist of seven directors and no deputy directors.

The Nomination Committee proposes that the Annual General Meeting shall re-elect David Chance, Blake Chandlee, Simon Duffy, Lorenzo Grabau, Alexander Izosimov and Mia Brunell Livfors, as directors of the Board and to elect Michelle Guthrie as new director of the Board for the period until the close of the next Annual General Meeting. Michael Lynton and Cristina Stenbeck have declined re-election at the Annual General Meeting.

The Nomination Committee proposes that the Annual General Meeting shall re-elect David Chance as Chairman of the Board of Directors.

The Nomination Committee's motivated statement explaining its proposals regarding the Board of Directors and information on the proposed directors of the Board are available on the Company's website at www.mtg.se

Determination of the remuneration to the directors of the Board and the auditor (item 14)

The Nomination Committee proposes that SEK 1,260,000 is to be allocated to the Chairman of the Board, SEK 475,000 to each of the other directors of the Board and a total of SEK 651,000 for the work in the committees of the Board of Directors. The Nomination Committee proposes that for work within the Audit Committee SEK 200,000 shall be allocated to the Chairman and SEK 100,000 to each of the other three members. For work within the Remuneration Committee SEK 75,000 shall be allocated to the Chairman and SEK 38,000 to each of the other two members. The proposal entails an increase of the individual Board member's remuneration. However, as a result of the number of directors of the Board is proposed to decrease from eight to seven the total remuneration to the Board is proposed to decrease, from SEK 4,875,000 to SEK 4,761,000 for the period until the close of next Annual General Meeting in 2014.

The Nomination Committee proposes that the Annual General Meeting resolves that remuneration to the auditor shall be paid in accordance with approved invoices.

Approval of the procedure of the Nomination Committee (item 16)

The Nomination Committee proposes that the work of preparing proposals to the 2014 Annual General Meeting regarding the Board and auditor and their remuneration, Chairman of the Annual General Meeting and the procedure for the Nomination Committee shall be performed by a Nomination Committee.

The Nomination Committee will be formed during October 2013 in consultation with the largest shareholders of the Company as per 30 September 2013. The Nomination Committee will consist of at least three members appointed by the largest shareholders of the Company. Cristina Stenbeck will be a member of the Committee and will also act as its convenor. The members of the Committee will appoint the Committee Chairman at their first meeting.

The Nomination Committee is appointed for a term of office commencing at the time of the announcement of the interim report for the period January – September 2013 and ending when a new Nomination Committee is formed. If a member resigns during the Committee term, the Nomination Committee can choose to appoint a new member. The shareholder that appointed the resigning member shall be asked to appoint a new member, provided that the shareholder still is one of the largest shareholders in the Company. If that shareholder declines participation on the Nomination Committee, the Committee can choose to ask the next largest qualified shareholder to participate. If a large qualified shareholder reduces its ownership, the Committee can choose to appoint the next largest shareholder to join. In all cases, the Nomination Committee reserves the right to reduce its membership as long as the number of members remains at least three.

The Nomination Committee shall have the right to upon request receive personnel resources such as secretarial services from the Company, and to charge the Company with costs for recruitment consultants and related travel if deemed necessary.

Information with respect to the election of auditor

The registered accounting firm KPMG AB was elected auditor at the 2010 Annual General Meeting for a term-of-office of four years. Accordingly, the task of appointing an auditor is scheduled to occur at the 2014 Annual General Meeting. KPMG AB has appointed the authorised public accountant Åsa Wirén Linder as auditor-in-charge.

RESOLUTIONS PROPOSED BY THE BOARD OF DIRECTORS

Dividend (item 11)

The Board of Directors proposes a dividend of SEK 10 per share. The record date is proposed to be on Friday 17 May 2013. The dividend is estimated to be paid out to the shareholders on Wednesday 22 May 2013.

A reasoned statement from the Board of Directors, pursuant to Ch 18 Sec 4 of the Swedish Companies Act, with respect to the proposed dividend is available on the Company's website at www.mtg.se, at the Company's premises at Skeppsbron 18 in Stockholm and will be sent to those shareholders who so request and state their postal address or email address.

Guidelines for remuneration to senior executives (item 17)

The Annual General Meeting 2013 is asked to decide on the following guidelines, proposed by the Board of Directors, for determining remuneration for MTG's senior executives (below the “Executives”), as well as directors of the Board to the extent they are remunerated outside their Directorship.

Remuneration guidelines

The objective of the guidelines is to ensure that MTG can attract, motivate and retain senior executives, within the context of MTG's international peer group, which consists of Northern and Eastern European media companies. The remuneration shall be based on conditions that are market competitive and at the same time aligned with shareholders' interests. Remuneration to the Executives shall consist of a fixed and variable salary in cash, as well as the possibility of participation in equity based long-term incentive programmes and pension schemes. These components shall create a well-balanced remuneration reflecting individual performance and responsibility, both short-term and long-term, as well as MTG's overall performance.

Fixed salary

The Executives' fixed salary shall be competitive and based on the individual Executive's responsibilities and performance.

Variable salary

The Executives may receive variable remuneration in addition to fixed salaries. The contracted variable remuneration will generally not exceed a maximum of 75 per cent of the fixed annual salary. The variable remuneration shall be based on the performance of Executives in relation to established goals and targets.

Other benefits

MTG provides other benefits to the Executives in accordance with local practice. Other benefits can include, for example, a company car and company health care. Occasionally, housing allowance could be granted for a defined period.

Pension

The Executives shall be entitled to pension commitments based on those that are customary, competitive and in line with market conditions in the country in which they are employed. Pension commitments will be secured through premiums paid to insurance companies.

Notice of termination and severance pay

The maximum notice period in any Executive's contract is twelve months during which time salary payment will continue. The Company does not generally allow any additional contractual severance payments to be agreed although there can be occasional cases where this takes place.

Compensation to Board Members

Board Members, elected at General Meetings, may in certain cases receive a fee for services performed within their respective areas of expertise, outside of their Board duties. Compensation for these services shall be paid at market terms and be approved by the Board of Directors.

Deviations from the guidelines

In special circumstances, the Board of Directors may deviate from the above guidelines, for example additional variable remuneration in the case of exceptional performance. In such a case the Board of Directors is obliged to explain the reason for the deviation at the following Annual General Meeting.

Evaluation of the guidelines and auditor's statement with respect to the compliance with the guidelines

In accordance with the Swedish Corporate Governance Code Rule 10.3 and 9.1 the Remuneration Committee within the Board of Directors monitors and evaluates the application of the guidelines for remuneration to the Executives established by the Annual General Meeting. Also, the Company's auditor has, pursuant to Ch 8 Sec 54 of the Swedish Companies Act, provided a statement with respect to whether there has been compliance with the guidelines for remuneration to the Executives which have applied during 2012. The evaluation and auditor's review have resulted in the conclusion that the guidelines adopted by the Annual General Meetings 2011 and 2012 have been followed by MTG during 2012.

The Auditor's statement and the Board of Directors' report of the results of the evaluation according to the Swedish Code of Corporate Governance are available on the Company's website at www.mtg.se, at the Company's premises at Skeppsbron 18 in Stockholm and will be sent to those shareholders who so request and state their postal address or email address.

Long-term incentive programme 2013 (item 18)

The Board of Directors proposes that the Annual General Meeting resolves to adopt a long-term, performance based and share-related incentive programme (the "Plan") for senior executives (not referring to directors of the Board) and other key employees within the MTG Group in accordance with items 18(a) and (b) below.

Resolutions under item 18(a) and 18(b) are conditional upon each other and are therefore proposed to be adopted as one resolution.

Adoption of the Plan (item 18(a))

The Board of Directors proposes that the Annual General Meeting resolves to adopt the Plan as follows.

The Plan in brief

The main objectives for the adoption of the Plan is to create conditions to recruit and retain high performing employees, to align the interests of the shareholders and the participants through linking the participants' remuneration to MTG's profit, use of invested capital and value creation in order to facilitate maximum long-term value growth in MTG.

The Plan is proposed to, in total, include approximately 100 senior executives and other key employees within the MTG Group. To participate in the Plan the CEO and the senior executives are required to make a personal investment and own MTG Class B shares (the “Investment Shares”). Other key employees are not required to make a personal investment in MTG Class B shares in order to participate in the Plan. Based on the participant's annual gross salary and the share price at grant, and - applicable only to the CEO and the senior executives - the number of Investment Shares, the participants will be granted rights to receive free of charge MTG Class B shares (the “Share Award”), subject to the terms and conditions of the Plan. In brief, following a three year vesting period the Share Awards will vest as MTG Class B shares, on a linear basis between the minimum and maximum levels depending on to what extent the performance condition, which is based on the average normalised return on capital employed (ROCE) in MTG, has been fulfilled. In addition, vesting requires that the participant is still employed by the MTG Group. The CEO and senior executives are required to continuously maintain the Investment Shares throughout the vesting period, in order for the Share Awards to vest.

The maximum number of MTG Class B shares which may vest under the Plan are limited to 240,000 (subject to possible recalculation), representing approximately 0.4 per cent of the outstanding shares and 0.2 per cent of the outstanding votes.

Personal investment for the CEO and senior executives in Category 1 (Investments Shares)

The participants in the Plan are divided into four categories. The selection of employees into the different categories has been made taking into account, among other things, that the CEO and the senior executives in Category 1 are required to own Investment Shares in order to participate. These shares can either be MTG Class B shares already held, which are not used as personal investment in the 2011 or 2012 incentive programmes, or shares acquired on the market in connection with the notification to participate in the Plan. If such participant has insider information which prevents him/her from purchasing MTG shares in connection with the notification to participate in the Plan the Investment Shares shall be purchased as soon as possible, but prior to the next Annual General Meeting.

The key employees in Categories 2 and 3 are not required to make a personal investment in MTG shares in order to participate in the Plan.

Terms and performance conditions of the Share Awards

The Share Awards shall be governed by the following terms and conditions:

•	Granted free of charge after the Annual General Meeting 2013.

•	May not be transferred or pledged.

•	Dividends paid on the MTG Class B share will increase the number of shares that each Share Award entitles to, in order to align the participants' and shareholders' interests.

•	Vests as MTG Class B shares after the release of the interim report for the period January – March 2016 subject to the terms and conditions of the Plan.

The number of MTG Class B shares that will vest depends on the level of fulfilment of the performance condition which is based on MTG's average normalised return of capital employed (ROCE) during the period 1 January 2013 – 31 December 2015 (the “Measurement Period”) being: 27 per cent as a minimum entry level; 32 per cent as a target level; and 35 per cent as a maximum stretch level.

In order for every Share Award to entitle the participant to one (1) MTG Class B share, the maximum stretch level must have been fulfilled. If the minimum entry level is reached, 20 per cent of the participant's Share Awards will vest and if the target level is reached 70 per cent of the Share Awards will vest. Where the level of fulfilment is between the minimum and maximum levels, vesting will occur on a linear basis in stages. If the minimum entry level is not reached, all Share Awards will lapse.

Depending on the level of fulfilment of the performance condition during the Measurement Period and on the condition that the participant is (with certain exceptions) still employed by the MTG Group, at the release of the interim report for the period January – March 2016 the Share Awards vest as MTG Class B shares. Also, and applicable only to the CEO and participants in Category 1, vesting requires that the Investment Shares have been continuously maintained throughout the vesting period ending at the time of the release of the interim report for the period January – March 2016.

MTG intends to present the outcome of the Plan in the 2016 annual report.

The personal investment in Investment Shares and grant of Share Awards

The number of Share Awards granted to the participant is based on (i) a percentage of the participant's annual gross salary and (ii) the share price at the time of grant based on the average volume weighted price on the MTG Class B share four (4) days immediately prior to grant. For the CEO and the senior executives the number of Share Awards granted is also based pro rata in relation to the number of Investment Shares. In accordance with these principles grant of Share Awards under the Plan will be the following for the different Categories:

•
the CEO of MTG can own Investment Shares within the Plan amounting to a maximum of 15 per cent of his annual net salary, entitling to be granted Share Awards amounting to a maximum of 75 per cent of his annual gross salary;

•
Category 1 (approximately 10 persons) can own Investment Shares within the Plan amounting to a maximum of 15 per cent of their annual net salary, entitling to be granted Share Awards amounting to a maximum of 65 per cent of their annual gross salary;

•	Category 2 (approximately 25 persons) will be granted Share Awards amounting to 35 per cent of their annual gross salary; and

•	Category 3 (approximately 70 persons) will be granted Share Awards amounting to 17 per cent of their annual gross salary.

Scope

Based on the assumptions that the share price is SEK 259.30 (closing share price of the MTG Class B share on 28 March 2013) at the time of grant, the total number of Investment Shares that the CEO and senior executives in Category 1 can own, to a maximum, within the Plan are estimated to be 10,812.

The maximum numbers of MTG Class B shares which may be delivered to the participants on vesting of the Share Awards are limited to 240,000, representing approximately 0.4 per cent of the outstanding shares and 0.2 per cent of the outstanding votes. The number of MTG Class B shares that according to the Plan may be delivered to the participants shall, under conditions that the Board stipulates, be subject to recalculation where MTG implements a bonus issue, a share split or a reverse share split, a rights issue or similar measures.

Preparation and administration

The Board or the Remuneration Committee shall be responsible for preparing the detailed terms and conditions of the Plan, in accordance with the mentioned terms and guidelines. The Board shall be authorised to make the necessary adjustments to fulfil local legislation, market prerequisites and restrictions in certain jurisdictions or if participation and/or delivery of shares to persons outside of Sweden cannot be achieved at reasonable costs and with reasonable administrative efforts. Such authorisations for the Board may e.g. include resolving that the participating person may participate in the Plan without making a personal investment and/or be offered cash-based settlement. It is further proposed that the Board of Directors shall be entitled to make other adjustments, if it so deems appropriate, should changes occur in the MTG Group or its operating environment that entails that the Plan no longer correctly reflects the performance of the MTG Group. Any such adjustments shall only be made in order to fulfil the overall purpose of the Plan.

Costs of the Plan and effect on certain key ratios

The Plan will be accounted for in accordance with IFRS 2 which stipulates that the Share Awards should be recorded as a personnel expense during the vesting period. Based on the assumptions that; the share price is SEK 259.30 (closing share price of the MTG Class B share on 28 March 2013) at the time of grant; the CEO and the participants in Category 1 make the maximum personal investment; the annual employee turnover is 10 per cent among the participants of the Plan; and that 50 per cent of the granted Share Awards will vest, the total cost, exclusive of social security costs, for the Plan is estimated to approximately SEK 20 million. The cost will be allocated over the years 2013-2016.

Social security costs will also be recorded as a personnel expense in the income statement by current reservations. The social security costs are estimated to be approximately SEK 7 million with the assumptions above and an average social security tax rate of 23 per cent and an annual share price increase of 10 per cent during the vesting period.

Each Category has a pre-determined maximum vested amount (corresponding to a share increase of approximately three (3) times, however some participants have a lower cap). If the vested amount exceeds the maximum amount, the number of shares each Share Award entitles the employee to receive at vesting, will be reduced accordingly. Assuming 100 per cent fulfilment of the performance condition the maximum cost for the Plan is approximately SEK 50 million in accordance with IFRS 2 and the maximum cost for social charges approximately SEK 36 million.

The maximum dilution is 0.1 per cent in terms of the estimated the Plan cost as defined in IFRS 2 divided by the Company's market capitalisation.

The impact on basic earnings per share if the Plan had been introduced in 2012 with the assumptions above would result in a decrease of SEK 0.11 on a yearly pro forma basis. The annual cost of the Plan including social charges is estimated to be approximately SEK 10 million based on the above assumptions. This cost can be related to the Company's total personnel costs, including social charges, of SEK 1,722 million in 2012.

Delivery of shares under the Plan

To ensure the delivery of Class B shares under the Plan a maximum 240,000 Class C shares held by the company after reclassification into Class B shares may be transferred to the participants under the Plan in accordance with item 18(b).

Preparation of the proposal

MTG's Remuneration Committee has prepared the Plan in consultation with external advisors and major shareholders. The Plan has been dealt with at meetings of the Board during the end of 2012 and the first months of 2013.

The above proposal is supported by MTG's major shareholders.

Information regarding other long-term incentive programmes in MTG

For senior executives and key employees in MTG there are currently three long-term incentive programmes (the “Plans”). The Plans cover the periods, 1 April 2010 – 31 March 2013, 1 April 2011 – 31 March 2014 and 1 April 2012 – 31 March 2015 and vesting of shares within the Plans is executed after the publication of the interim reports for January – March 2013, January – March 2014 and January – March 2015 respectively. For further information regarding the Plans such as terms and conditions, participation ratio, number of issued and outstanding instruments etc. please refer to the Annual Report 2012, note 25 for the Group, and MTG's website at www.mtg.se.

Transfer of own Class B shares to the participants (item 18(b))

The Board of Directors proposes that the Annual General Meeting resolves that a maximum 240,000 Class C shares held by the company after reclassification into Class B shares may be transferred free of charge to participants in accordance with the terms of the Plan.

The number of the shares that may be transferred to the participants shall be subject to recalculation in the event of an intervening bonus issue, reversed split, split, rights issue and/or other similar events.

Authorisation for the Board of Directors to resolve on repurchase of own shares (item 19)

The Board of Directors proposes that the Annual General Meeting resolves to authorise the Board of Directors to pass a resolution on repurchasing the Company's own shares if the purpose is to retire shares through a decrease of the share capital in accordance with the following conditions:

1.	The repurchase of Class A and/or Class B shares shall take place on the Nasdaq OMX Stockholm in accordance with Nasdaq OMX Stockholm's rules regarding purchase and sale of own shares.

2.	The repurchase of Class A and/or B shares may take place on one or more occasions for the period up until the next Annual General Meeting.

3.	So many Class A and/or Class B shares may, at the most, be repurchased so that the Company's holding does not at any time exceed 10 per cent of the total number of shares in the Company.

4.
The repurchase of Class A and/or Class B shares at the Nasdaq OMX Stockholm may occur at a price within the share price interval registered at that time, where share price interval means the difference between the highest buying price and lowest selling price.

5.	It is the from time to time lowest-priced, available, shares that shall be repurchased by the Company.

6.	Payment for the shares shall be in cash.

The purpose of the authorisation is to give the Board of Directors flexibility to continuously decide on changes to the capital structure during the year and thereby contribute to increased shareholder value.

The Board of Directors shall be able to resolve that repurchase of own shares shall be made within a repurchase program in accordance with the Commission's Regulation (EC) no 2273/2003, if the purpose of the authorisation and the repurchase only is to decrease the Company's share capital.

A reasoned statement from the Board of Directors, pursuant to Ch 19 Sec 22 of the Swedish Companies Act, with respect to the proposed repurchase of own Class A shares and/or B shares is available on the Company's website at www.mtg.se, at the Company's premises at Skeppsbron 18 in Stockholm and will be sent to those shareholders who so request and state their postal address or email address.

MISCELLANEOUS

Shares and votes

There are a total number of 67,647,124 shares in the Company, whereof 5,878,931 Class A shares, 60,903,193 Class B shares and 865,000 Class C shares, corresponding to a total of 120,557,503 votes. The Company currently holds 169,602 of its own Class B shares and 865,000 of its own Class C shares corresponding to 1,034,602 votes which cannot be represented at the Annual General Meeting.

Special majority requirements with respect to the proposed resolutions in items 18 and 19

The resolution under item 18(b) is valid only if supported by shareholders holding not less nine-tenths of both the votes cast and the shares represented at the Annual General Meeting. Items 18(a) and 18(b) are conditional upon each other and are therefore proposed to be adopted as one resolution supported by shareholders holding not less than nine-tenths of both the votes cast and the shares represented at the Annual General Meeting.

The resolution under item 19 is valid only if supported by shareholders holding not less than two-thirds of both the votes cast and the shares represented at the Annual General Meeting.

Documentation

The annual report, the reasoned statement of the Board of Directors, pursuant to Ch 18 Sec 4 and Ch 19 Sec 22 of the Swedish Companies Act, the Auditor's statement pursuant to Ch 8 Sec 54 of the Swedish Companies Act, the Board of Directors' report of the results of the evaluation according to the Swedish Code of Corporate Governance, the Nomination Committee's motivated statement explaining its proposals regarding the Board of Directors and information on the proposed directors of the Board will be made available today at the Company's website www.mtg.se, at the Company's premises at Skeppsbron 18 in Stockholm and will be sent to those shareholders who so request and state their postal address or email address.

The documentation can be ordered by telephone at +46 (0) 771-246 400 or in writing at the address Modern Times Group MTG AB c/o Computershare AB, P.O. Box 610, SE-182 16 Danderyd, Sweden.

Shareholders' right to request information

The Board of Directors and the Chief Executive Officer shall, if any shareholder so requests and the Board of Directors believes that it can be done without material harm to the Company, provide information regarding circumstances that may affect the assessment of an item on the agenda, circumstances that can affect the assessment of the Company's or its subsidiaries' financial situation and the Company's relation to other companies within the group and the consolidated accounts.

Stockholm, April 2013
MODERN TIMES GROUP MTG AB (PUBL)
THE BOARD OF DIRECTORS
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Other information

Schedule for the Annual General Meeting

The doors open for shareholders at 9.00 a.m. CET.

The Annual General Meeting commences at 10.00 a.m. CET.

Interpretation

The Annual General Meeting will mainly be held in Swedish. As a service to the shareholders, simultaneous interpretation from Swedish to English as well as from English to Swedish will be provided.

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Modern Times Group (MTG) is an international entertainment broadcasting group with operations that span four continents and include free-TV, pay-TV, radio and content production businesses. MTG’s Viasat Broadcasting operates free-TV and pay-TV channels, which are available on Viasat’s own satellite platforms and third party networks, and also distributes TV content over the internet.

MTG is also the largest shareholder in CTC Media, which is Russia’s leading independent television broadcaster.

Modern Times Group is a growth company and generated net sales of SEK 13.3 billion in 2012. MTG’s Class A and B shares are listed on Nasdaq OMX Stockholm’s Large Cap index under the symbols ‘MTGA’ and ‘MTGB’.

The information is of such character, which Modern Times Group MTG AB (publ) shall disclose in accordance with the Securities Market Act (2007:528) and/or the law on Trading with Financial Instruments (1991:980). The information was distributed for disclosure at 8.00 a.m. CET on 9 April 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MODERN TIMES GROUP MTG AB (publ) (Registrant)

Date: 9 April, 2013	By:	/s/ Matthew Hooper
		Name:	Matthew Hooper
		Title:	Executive Vice President of Corporate Communications